January 3, 2017

VIA EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Star Quality Care, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 2, 2016

Form 8-K

Filed November 3, 2016

File No. 1-16817

Dear Mr. Pacho:

The Company is writing in response to your letter dated December 19, 2016. For your convenience, each of your original comments appears below in bold text and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Consolidated Statement of Cash Flows, page F-8

1.                                      We note that your cash flow from operations increased significantly from the year ended December 31, 2014 to December 31, 2015.  Your explanation for the increase in cash flows from operations on page 47 states, “The improvement in cash flows provided by our operating activities was primarily due to increased average monthly rates to private pay residents and improved operating expense controls.”  However, we note that the change in the line item “Other current and long term liabilities” represents 26% of the increase.  Please expand your explanation on page 47 to be consistent with the reasons for the increases as reflected in the statement of cash flows.  Specifically, tell us and explain in more detail why the increase in cash flows from operations was primarily due to increased average monthly rates and improved operating expense controls.

Response:  The change in “Other current and long term liabilities” was due primarily to a reserve the Company recorded in 2015 for its settlement of a litigation matter disclosed in Note 14 to the Company’s Consolidated Financial Statements, on page 48 and elsewhere in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”),

Mr. Carlos Pacho

January 3, 2017

which was not paid in cash until the first quarter of 2016.  As a result, there was no cash impact of this litigation in 2015.  The Company respectfully submits that the entirety of its disclosures regarding cash flows in the 2015 Form 10-K are sufficient for an investor to understand the primary drivers of the increase in the Company’s cash from operations.  The Company notes that, in its Quarterly Reports on Form 10-Q filed subsequent to the 2015 Form 10-K, the Company has disclosed the impact of the payment of this settlement amount during 2016 compared to the prior year periods.  For example, the Company provided the following disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016: “The decrease in our cash flows from operating activities for the three months ended March 31, 2016 was primarily due to a payment made in connection with the settlement of the Arizona litigation matter, the timing of certain payments received from a related party and timing of other payables made by us before the period ended March 31, 2016.”

15. Related Party Transactions, page F-26

2.                                      Please tell us how you consider ASC 850-10-50-5 in your related party disclosures.

Response:  The Company considers ASC 850-10-50-5 when preparing the related party disclosures included in the Company’s financial statements.  The Company notes that the related party disclosures included in Note 15 to the Company’s Consolidated Financial Statements included in the 2015 Annual Report (“Note 15”) are factual in nature, including statements made as to certain processes and standards followed in approving related party transactions.  The Company further notes that the related party disclosures included in Note 15 do not include any representations that the Company’s related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.  The Company will continue to consider ASC 850-10-50-5 in its related party disclosures in future filings as applicable.

Form 8-K filed November 3, 2016

Exhibit 99.1

3.                                      We note that you exclude lease expenses from EBITDAR.  Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business.  See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  While Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 states that presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading (emphasis added), the Company respectfully submits that its presentation of adjusted earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) is not misleading.

As explained in the Company’s press release attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Commission on November 3, 2016 (the “Form 8-K”), the Company believes that presenting investors with EBITDAR amounts may help them to compare the Company’s results with other companies that may own their properties and finance that ownership with debt or to consider how the Company’s results might compare if the Company owned its leased senior living communities and financed that ownership with debt.  In such cases, the interest expense related to debt financings would be excluded in the calculation of EBITDA.

Mr. Carlos Pacho

January 3, 2017

The Company’s leases represent an analogous form of financing and, accordingly, the Company believes that excluding rent expense in its presentation of EBITDAR is analogous to other companies’ EBITDA presentations, and not misleading.  The Company believes that presenting EBITDAR may help investors better understand the form, extent and implications of the Company’s form of leverage for the senior living communities it leases.  The Company also believes its presentation of EBITDAR allows investors to better compare the Company’s results against those of its peers and to consider how the Company’s method of financing its operations may compare with alternative methods.

The Company respectfully submits that EBITDAR is a commonly used non-GAAP financial measure and that the Company’s adjustment for rent expense is consistent with the adjustment made by others that present this measure.  The Company notes that investors and analysts look to and desire the Company to present EBITDAR in their evaluation of the Company’s financial performance and comparison of the Company’s performance over time.

Further, the Company’s calculation of EBITDAR includes an amount for rent that is the same amount that appears, without any adjustment, as the separate line item “rent expense” in the Company’s statements of operations and which is determined in accordance with GAAP.  As a result, investors and others can easily reconcile the rent amount used in the calculation of EBITDAR to the rent expense amount in the Company’s GAAP financial statements.

In light of the foregoing, the Company believes that the exclusion of rent expense from its calculation of EBITDAR does not violate Regulation G.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8387 if you have any questions or require additional information.

Sincerely,

FIVE STAR QUALITY CARE, INC.

By:	/s/ Richard A. Doyle
Richard A. Doyle
Chief Financial Officer and Treasurer